UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CountryRoad Acquisition Corp. I

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Andrew Merkatz

c/o CountryRoad Capital LLC

41 East 60th Street, 6th Floor

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Andrew Merkatz

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3)	SEC Use Only:

4)	Source of Funds (See Instructions):	PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	[ ]

6)	Citizenship or Place of Organization:	U.S.A

	7) Sole Voting Power:	4,000,000
Number of
Shares
Beneficially	8) Shared Voting Power:	0
Owned by
Each
Reporting	9) Sole Dispositive Power:	4,000,000
Person
With
	10) Shared Dispositive Power:	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,000,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13)	Percent of Class Represented by Amount in Row (11):	90.9%

14)	Type of Reporting Person (See Instructions):	IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of CountryRoad Acquisition Corp. I, whose principal executive offices are located at c/o CountryRoad Capital LLC, 41 East 60th St., 6th Fl., New York, NY 10022 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Andrew Merkatz (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o CountryRoad Capital LLC, 41 East 60th St., 6th Fl., New York, NY 10022.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is founder and Managing Partner of CountryRoad Capital LLC, a private investment firm, located at 41 East 60th St., 6th Fl., New York, NY 10022.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 4,000,000 shares of Common Stock directly from the Issuer for an aggregate purchase price equal to $25,000. The source of funding for this purchase was personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired 4,000,000 shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 4,000,000 shares of Common Stock, representing 90.9% of the outstanding shares of Common Stock (based upon 4,400,000 shares of Common Stock issued and outstanding as of the date hereof).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 4,000,000 shares of Common Stock beneficially owned by the Reporting Person.

(c) The 4,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective June 18, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,000,000 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2007

/s/ Andrew Merkatz
Andrew Merkatz